10653 South River Front Parkway, Suite 300

South Jordan, UT 84095

February 10, 2009

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention: Pamela Long, Assistant Director

                  Dietrich King, Attorney

Re:	Definitive Proxy Statement
Filed January 14, 2009
File No. 001-32459

Ladies and Gentlemen:

Headwaters Incorporated (the “Company” or “we”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Ms. Long to Steven G. Stewart of the Company dated February 2, 2009 regarding the Company’s definitive proxy statement on Schedule 14A filed with the Commission on January 14, 2009 (the “2009 Proxy Statement”). Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff’s comments are italicized.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Compensation Objectives, page 14

1.	With a view towards future disclosure, please tell us whether the compensation committee engages in benchmarking and targets a particular percentage or range for the compensation paid to your executive officers. We believe your existing disclosure on this point is ambiguous.

Division of Corporation Finance

February 10, 2009

Response:

The Company respectfully informs the Staff that the Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors does not employ benchmarking in its compensation determinations. According to the staff’s guidance, “benchmarking,” within the meaning of Item 402(b)(xiv), “generally entail[s] using compensation data about other companies as a reference point on which … to base, justify or provide a framework for a compensation decision.” Division of Corporation Finance, Compliance and Disclosure Interpretations, Regulation S-K, Answer to Question 118.05 (July 3, 2008). We understand this to mean that a compensation committee engages in benchmarking when it identifies a peer group of specific companies against which it compares the company’s compensation of its executive officers. However, it is not benchmarking when “a company reviews or considers a broad-based third-party survey for a more general purpose.” Id.; see also Speech of John White, Director, Division of Corporation Finance, Address at the 3rd Annual Proxy Disclosure Conference, Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009 (October 21, 2008). This latter approach, which is deemed not to be benchmarking, is the practice employed by the Company’s Compensation Committee.

In view of the staff’s guidance cited above, the company enhanced its disclosure beginning with its 2008 proxy statement. Specifically, on page 14 of its 2009 Proxy Statement, the Compensation Discussion and Analysis section states:

Due to our diverse businesses, we have determined that no specific peer group is appropriate to use in defining market pay levels for our named executives. We therefore use general industry national survey data of companies which are a similar size to us based on revenue to establish market pay levels. This data was primarily gathered from surveys sponsored by Watson Wyatt Consultant Surveys and Mercer, two national compensation consulting firms, and was blended with information from other smaller surveys focusing on technology or energy, where appropriate to the position. The surveys include responses from thousands of participants. The number of survey comparables for each named executive varies.

The Compensation Committee is not aware of the identity of the thousands of companies whose compensation information comprises the survey data, and so the Company is unable to disclose the names of the constituent companies. In addition, the paragraph cited above discloses why the Compensation Committee has determined that it is appropriate to rely on “broad-based third party surveys” to guide the committee generally in its compensation decisions.

Division of Corporation Finance

February 10, 2009

The Compensation Committee uses the survey data to calibrate base pay rates of the executives. On page 14 of the proxy statement, under the heading “Compensation Objectives,” the Company states:

When practically applied, our compensation philosophy results in the establishment of base pay rates that generally are at or below the 50th percentile of our market for representative talent.

By “base pay rates,” the Company refers to the base (annual) salary discussed in the prior section and intends to clarify this point in future filings.

When preparing future filings, the Company will consider how it might further clarify this information.

Compensation Components, page 18

Short-Term Compensation, page 18

2.	With a view towards future disclosure, please tell us how the compensation committee uses the data in the second paragraph of this subsection and explain how this data bears on your practices with respect to short-term compensation. In doing so, please tell us what the performance targets were for each of your three operating business units. In addition, please tell us how you calculate “operating income prior to goodwill impairment” and quantify this amount.

Response:

At the beginning of each fiscal year, the Compensation Committee approves a bonus pool schedule for each of the Company’s three operating business units and for the corporate management group. The size of each bonus pool is tied to the level of operating income achieved by each business unit, based on projections as discussed below.

•	For our Resources division, operating income is calculated in accordance with generally accepted accounting principles used in the United States (GAAP), and can be found in the income statement.

•

For our Building Products division, operating income is calculated in accordance with GAAP and can be found in the income statement. In fiscal 2008, the Building Products operating income was adjusted to exclude the effects of goodwill impairment, which is also found in the income statement.

•

For our Energy Services division, operating income is “operating income,” as disclosed on our income statement, plus Section 45 tax credits. These tax credits are a direct result of activities within this business unit, and are an important part of the overall contribution of Energy Services. Section 45 tax credits in 2008 were $1.9 million.

Division of Corporation Finance

February 10, 2009

•

For our Corporate division, operating income is “operating income” as disclosed on our income statement plus Section 45 tax credits. In fiscal 2008, the Corporate operating income was adjusted to exclude the effects of goodwill impairment, which is also found in the income statement.

The Company’s income by operating segment can be found under Note 3 to the Financial Statements filed as part of the Company’s Annual Report on Form 10-K. The Compensation Committee uses consolidated operating income for the Corporate group. The Company intends to clarify this information in future filings.

When setting the pool size, management, in consultation with the Compensation Committee, projects a likely range of operating income performance for each business unit. For the Company’s 2008 fiscal year, the business unit operating income ranges and attainments were as follows:

(in millions of dollars)	Projected Range		Actual
Division	From	To
Resources	45.0	69.0	59.0
Energy Services	17.9	37.2	18.6
Building Products	39.7	63.5	18.5
Consolidated (Corp.)	41.0	109.5	54.0

As stated on page 18 of the 2009 Proxy Statement, the Compensation Committee targets a bonus opportunity for each executive officer that results in total cash compensation at the 75th percentile of the survey data mentioned in the response to Comment 1 above. A discussion of how the Compensation Committee uses the data above with respect to short-term compensation determinations is contained in the Company’s response to Comment 4 below.

Base Salary, page 18

3.	We note that Mr. Benson asked the compensation committee to amend his employment agreement and that the compensation committee subsequently reduced “his annual compensation to $650,000.” With a view towards future disclosure, please tell us what terms of his employment agreement Mr. Benson specifically asked the committee to amend (presumably his salary but it is not clear from your disclosure) and whether by “annual compensation” you mean Mr. Benson’s base salary.

Division of Corporation Finance

February 10, 2009

Response:

The Company confirms the Staff’s presumption that Mr. Benson’s request was to decrease his base annual salary and intends to clarify this in future filings that cover this period.

Annual Bonus, page 18

4.	We note that you have disclosed the size of the bonus pool for each operating division and that it is a percentage of division operating income. With a view towards future disclosure, please tell us the percentage of division operating income used for the funding determination for each bonus pool.

Response:

The Compensation Committee’s annual determination of the size of each division’s bonus pool begins with an analysis of market total cash compensation for each participant in the respective bonus pool. Management, in consultation with the Compensation Committee, calculates the bonuses necessary for each participant to achieve the 50th, 75th and 90th percentiles of market total cash compensation (when added to the participant’s annual base salary), with “market” being determined in reference to the survey data referred to in our response to Comment 1 above. We then aggregate these data for all participants to derive the total bonus pool at each level of market comparison for each division. By division, the Compensation Committee then sets minimum levels of operating income necessary to pay bonuses (usually a percentage of the prior year division operating income) and designates a percentage of operating income over the threshold amount to contribute to the bonus pool. This percentage is increased as higher operating income milestones are achieved. For fiscal 2008, percentage of operating income over the threshold contributed to the bonus pool was as follows:

Resources	5.39%
Energy Services	10.10%
Building Products	0.00%
Consolidated (Corporate)	5.39%

The Building Products division did not achieve its threshold operating income, and so was ineligible for an annual bonus for 2008 performance.

5.	With a view towards future disclosure, please tell us in greater detail how the individual bonus pool share is established.

Response:

The individual bonus pool share is established using an analysis of market total cash compensation for each participant in the respective bonus pool. Management, in consultation with the Compensation Committee, calculates the bonuses necessary for each

Division of Corporation Finance

February 10, 2009

participant to achieve the 50th, 75th and 90th percentiles of market total cash compensation (when added to the participant’s annual base salary), with “market” being determined in reference to the survey data referred to in our response to Comment 1 above. We then calculate a preliminary individual bonus pool share by comparing the necessary bonuses for each individual in relation to the total division bonus pool. These preliminary shares are then evaluated by the business unit leader and/or the CEO and subjectively adjusted to accommodate concerns for the participant’s sphere of influence, the participant’s impact on operating income, the individual shares from previous years and internal equity. The sum of all individual bonus pool shares for a particular division is 100%.

6.	With a view towards future disclosure, please tell us what the individual goals were for each named executive officer.

Response:

The Company respectfully informs you that the individual goals and weighting of the goals for each named executive officer in 2008 were as follows:

Mr. Stewart:	Consolidated Revenue	10%
	Consolidated Operating Income	5%
	Achieving Corporate SG&A goal	10%
	Qualitative, job-specific objectives	75%

Mr. Gehrmann:	Division Operating Income	40%
	Capex Budget Attainment	15%
	Qualitative, job-specific objectives	45%

Mr. Lawless:	Division Operating Income	10%
	Sub-Division Operating Income	30%
	Qualitative, job-specific objectives	60%

Mr. Hatfield:	Consolidated Operating Income	5%
	Achieving corporate SG&A goal	5%
	Qualitative, job-specific objectives	90%

As stated on page 19 of the proxy statement, Mr. Benson is exempt from the individual bonus opportunity formulation because his performance is measured against the attainment of overall corporate objectives.

7.	In future filings, to the extent you believe it would clarify the operation of your incentive compensation practices, please add an illustration of the application of your annual bonus plan using one of your named executive officers as an example.

Division of Corporation Finance

February 10, 2009

Response:

For the Staff’s supplemental information, the determination of the fiscal year 2008 annual bonus for Mr. Hatfield is set forth below:

Division Bonus Pool	x	Individual Bonus Pool Share	x	IBO Completion Factor	=	FY2008 Individual Bonus
$704,037	x	6.18%	x	78.0%	=	$33,937

When the FY2008 bonus amount is added to the $54,937 in “banked” amounts from prior years, Mr. Hatfield’s bonus payments in fiscal year 2008 totaled $88,874. See footnote 6 to Summary Compensation on page 24 of the 2009 Proxy Statement and the discussion of banking provided in response to Comment 9.

The Company will consider inclusion of similar information in future filings.

Long-Term Incentive Compensation, page 20

8.	With a view towards future disclosure, please tell us how the CEO determines the “individual factor” in the award calculation. In doing so, please address whether this determination is subjective and clarify, if true, that the CEO recommends and sets his own “individual factor?”

Response:

For each participant in a given division, the Company’s chief executive officer and participant’s business unit leader establish a long-term incentive cash individual factor using an analysis of market long-term incentive compensation. The analysis provides a preliminary amount of total long-term cash incentive for each participant in the respective division. These individual targets are then compared to the sum of three years of projected annual cash incentives, which represents an individual factor of 1.0. The business unit leader and/or the chief executive officer subjectively adjust the individual factor upward or downward, taking into consideration the participant’s long-term incentive compensation amounts, the participant’s sphere of influence, the participant’s impact on operating income and internal equity. With respect to the Company’s chief executive officer’s individual factor, the Compensation Committee was presented with the sum of three years of projected annual cash incentive (the 1.0 factor). The committee established, in light of the foregoing considerations, a final factor of 1.0.

9.	With a view towards future disclosure, please tell us why only 50% of the earned payouts occurred at the end of fiscal 2008, the end of the three-year performance period.

Response:

One of the elements of the long-term incentive cash plan in effect for the Resources division in fiscal 2008 was a “banking” feature. This feature provides that, upon completion of the three-year performance period (fiscal 2006 through fiscal 2008), 50% of the earned

Division of Corporation Finance

February 10, 2009

payouts are distributed. The remaining 50% is “banked,” with payouts in the two subsequent years provided the business unit achieves operating profit in both fiscal 2009 and 2010 equal to or greater than 80 percent of the operating profit achieved in fiscal 2008. This feature is intended to promote sustained financial performance of the business unit and encourage retention by requiring participants to be actively employed in the two years subsequent to the performance period to be eligible for payout of “banked” amounts.

The banking feature was discussed in greater detail in the Company’s 2008 proxy statement but was discontinued in the 2009 Proxy Statement because banking was discontinued as a feature of the Company’s annual bonus plans. To the extent the banking feature affects compensation disclosed in future filings, the Company will consider including such information.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (801) 984-9400, or our counsel Linda C. Williams at Pillsbury Winthrop Shaw Pittman LLP at (415) 983-7334. We would appreciate it if you would continue to fax any written comments to me at (801) 984-9410 and to Ms. Williams at (415) 983-1200.

Very truly yours,

/s/ Steven G. Stewart

Steven G. Stewart

Chief Financial Officer

Headwaters Incorporated

cc:	Linda C. Williams, Esq.
Harlan M. Hatfield, Esq.